December 16, 2019

Andreas Spiegler
Chairman, Chief Executive Officer and Interim Chief Financial Officer Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

       Re: Industrial Technical Holdings Corporation
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 4, 2019
           File No. 333-233613

Dear Mr. Spiegler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 4, 2019

Prospectus Cover, page i

1. Please reconcile the statements on your prospectus cover regarding a national securities exchange with your response to prior comment 32 that you believe listing approval in a major stock exchange is remote.
Prospectus Summary, page 5

2. We note your response to prior comment 2. If, as indicated by your disclosure on page
       71, you have not yet sold any products through your Fortschritt or PlanET subsidiaries, please revise here to state so directly.
 Andreas Spiegler
Industrial Technical Holdings Corporation
December 16, 2019
Page 2
Risk Factors, page 8

3. Please revise to address the two bullet points of prior comment 13. Information on the Company, page 16

4. While we note your revisions, such as on page 17, in response to prior comment 11, your disclosure continues to refer to the same entities mentioned in that comment. We note, for example, your disclosure on page 69. Please revise.
Fortschritt Company Profile, page 17

5. Your response to prior comment 6 indicates that you make two products. However, your disclosure on pages 18-20 and 27 indicates you make more than 10 different agricultural machines. Please revise to clarify what products you currently manufacture. In this regard, if you do not currently sell any of the Fortschritt products referenced in this section, as indicated by your disclosure on page 71, please revise to eliminate any implication to the contrary.
6. We note your response to prior comment 5; however, Exhibit 10.1 appears to be a blank document, rather than an agreement between you and MAFA. Please file the agreement or advise. Also, please provide the prospectus disclosure sought by prior comment 5.
Initial Product, page 25

7. Please expand your response to prior comment 9 to clarify where you filed the exhibits to which you refer. Also revise the disclosure on page 30 to clarify the scope of the patent.
Seasonality, page 49

8. We note that your revisions in response to prior comment 7 are limited to CSSC. Please expand to address seasonality related to Fortschritt.
PlanetET Company Profile, page 59

9. Please revise to provide all information required by Form 20-F Item 4 for PlanET LTD
         Qingdao. Clearly distinguish between your disclosure regarding the business of PlanET
         Biogas Group GmbH and PlanET LTD Qingdao.
Cash Flows and Working Capital, page 74
FirstName LastNameAndreas Spiegler
Comapany NameIndustrial Technical Holdings Corporation
10. Please reconcile your revisions in response to prior comment 15 with your disclosure on
December 16, 2019 Page 2sufficiency of funds.
       page F-8 regarding
FirstName LastName
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany16, 2019
December NameIndustrial Technical Holdings Corporation
Page 3
December 16, 2019 Page 3
FirstName LastName
Lease Agreements, page 77

11. Please expand your response to prior comment 16 to tell us where you provided the disclosure required by Form 20-F Item 4.D for the property mentioned in your response to prior comment 8 and for the leases requiring the $636,906 payments in 2019 according or your disclosure on page 76.
Business Experience, page 85

12. It appears you made no revisions in response to prior comment 19. As requested, please clarify the nature of the business experience that you disclose. We note, for example, that you highlight Dr. Scholz's experience with Tesla but it is unclear in what role he served.
         Please also revise to clarify the dates of the business experience listed for Messrs. Gallo,
         Krueger and Benoliel, and provide the disclosure required by Form 20-F Items 6 and 7 regarding Mr. Befumo. Also, the first name of Dr. Scholz, as disclosed here, differs from the name disclosed elsewhere in your document. Please revise or advise.
Plan of Distribution, page 98

13. Please reconcile the second sentence of this section with your revisions in response to prior comments 1 and 23.
Ordinary Shares, page 101

14. Please expand your response to prior comment 25 to tell us whether the indemnification and hold harmless provision applies to liabilities under the United States federal securities laws.
Security Ownership . . ., page 101

15. We note your response to prior comment 27. Please reconcile the disclosures here and on page 95 regarding the number of shares beneficially owned by Dr.
Scholz.
Related Party Transactions, page 102

16. Please expand your response to prior comment 26 to provide all disclosure required by
         Item 7.B of Form 20-F. We note for example that you do not describe the nature of the loans, the transactions in which they were incurred, or any amount outstanding as of the latest practicable date.
Consolidated Financial Statements
Note 2 - Recently issue accounting pronouncements , page F-14

17. As set forth in prior comment 31, please revise your disclosure to indicate whether or not you have adopted the accounting pronouncements identified under this heading, as appropriate. That is, it appears that some of the pronouncements might have already been adopted based upon the effective dates you disclose.
 Andreas Spiegler
Industrial Technical Holdings Corporation
December 16, 2019
Page 4
Note 11 - Loss Per Share, page F-21

18. As set forth in prior comment 28, please revise to only reflect your loss per share information to two decimal places to avoid giving the impression of more precision than exists.
Note 13 - Subsequent Events, page F-21

19. We have reviewed your response to prior comment 32. Please revise your disclosure to more fully identify and describe the significant terms of your convertible debt. For example, in your response you state that you have sole discretion to settle debt with cash or common stock, but you do not address this provision in your disclosure. Also disclose whether the holder ever has the ability to exercise the conversion feature. Refer to ASC
      505-10-50-6 through 50-10A. In addition, explain to us with more specificity the expected accounting treatment for the beneficial conversion feature and whether the conversion feature represents an embedded derivative that is required to be bifurcated and accounted for as a separate derivative liability. Refer to ASC 470-20-35-1 through 35-5, and ASC 815-15.
Signatures, page 110

20. We note your response to prior comment 34. Please revise to indicate below the second paragraph of text on this page who signed in the capacity of principal accounting officer or controller.
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Russell Mancuso at
202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameAndreas Spiegler
                                                       Division of Corporation
Finance
Comapany NameIndustrial Technical Holdings Corporation
                                                       Office of Technology
December 16, 2019 Page 4
cc:       Andrew J. Befumo, Esq.
FirstName LastName